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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer begins assembling the first E190-E2

São José dos Campos - SP, June 15, 2015 – Two years after the launch of the program, at the Air Show in Le Bourget, Paris, the first of the E-Jets E2 family, an E190-E2, is beginning to be assembled at the company’s factory in São José dos Campos. Embraer has already received the first sub-assemblies from suppliers in several countries and the assembly of the first prototype is moving forward as planned.

“It is exciting to see the E2 taking shape with the large amount of sub-sets arriving to our São José dos Campos facility, where the final assembly will soon begin,” says Luís Carlos Affonso, Senior Vice President & COO, Embraer Commercial Aviation.

At Embraer’s plant in the city of Évora, Portugal, the first sub-assemblies for the wings and central fuselage are ready. In Spain, Aernnova AEROSPACE S.A. is finishing the assembly of the vertical empennage – the company will also supply the horizontal empennage. In the Czech Republic, Latecoere finished the baggage doors and they have already been sent to Brazil to be installed in the aircraft.

In the United States, Triumph Aerostructures, which is also responsible for the rudder and elevator, is assembling section tree and the aft of the fuselage; these are the only large segments that will not be manufactured by Embraer.

In Brazil, at the Botucatu plant, Embraer has already produced a series of components for the wings, central fuselage one and two, besides the finish of the forward fuselage; this segment is in the final assembly stage in São José dos Campos. All of these structures will be highly automated in the manufacturing stages.

Eleb, an Embraer wholly owned subsidiary, with 35 years of experience in designing and manufacturing landing gear, was chosen to supply the landing gear of the second-generation E-Jets, and it is working to conclude the first sets.

Testing is also moving ahead at an accelerated pace. At the Eugênio de Melo plant, the different static test rigs are working and allowing Embraer to develop such systems as fly-by-wire, with laws and codes that are being developed by the company, itself, and the integrated functions with other aircraft structures.

The first delivery of an E-Jets E2 (the E190-E2) is planned for the first semester of 2018. The E195-E2 is scheduled to enter service in 2019 and the E175-E2 in 2020. The E-Jets E2 program reinforces Embraer’s commitment to continuously invest in the company’s line of commercial jets and to maintain leadership in the 70 to 130-seat aircraft segment. Embraer’s E-Jets E2s have state-of-the-art Pratt & Whitney PurePowerTM Geared Turbofan high by-pass ratio engines (PW1700G on the E175-E2, PW1900G on the E190-E2 and E195-E2). Combined with new aerodynamically advanced wings, full fly-by-wire flight controls, and improvements to other systems, the E2s will deliver significant reductions in fuel burn, maintenance costs, emissions, and external noise.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 12 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

About Embraer Commercial Aviation

Embraer is the world’s leading manufacturer of commercial jets that seat up to 130 passengers. Nearly 900 aircraft from the 37, 44, and 50-seat ERJ 145 family of regional jets have been delivered to airlines since their introduction in 1996. The E-Jet family includes four larger aircraft that have between 70 and 130 seats. The E170, E175, E190, and E195 set the standard in their category with their advanced engineering, high degree of efficiency, spacious, ergonomic cabins with two-by-two seating, and attractive operating economics. Since E-Jets entered revenue service in 2004, Embraer has received over 1,500 firm orders for this aircraft family. More than 1,100 have been delivered.

In 2013, Embraer launched E-Jets E2, the second generation of its E-Jets family of commercial aircraft comprised of three new airplanes – E175-E2, E190-E2, E195-E2 – seating from 70 to 130 passengers. The E190-E2 is expected to enter service in the first half of 2018. The E195-E2 is slated to enter service in 2019 and the E175-E2 in 2020.

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 12 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer